United States securities and exchange commission logo





                             August 30, 2021

       Adrian Adams
       President and Chief Executive Officer
       Impel NeuroPharma, Inc.
       201 Elliott Avenue West, Suite 260
       Seattle, WA 98119

                                                        Re: Impel NeuroPharma,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
25, 2021
                                                            CIK No. 0001445499

       Dear Mr. Adams:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Amanda Rose